EXHIBIT 99.1

Innate Pharma Presents at AACR 2024 Preclinical Efficacy of its Pre-IND Drug Candidate IPH45, a Novel Nectin-4 Antibody Drug Conjugate

Marseille, France, April 10, 2024, 7:00 AM CEST

• IPH45 is a novel and differentiated exatecan-Antibody Drug Conjugate targeting Nectin-4
• In PDX models of urothelial tumors, IPH45 has stronger activity than approved Nectin-4 targeting EV. IPH45 shows anti-tumor efficacy in various solid tumor and EV-refractory models
• Preclinical efficacy and toxicology data support further development of IPH45 which is progressing towards the clinic with IND planned in 2024

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that first preclinical data for its asset IPH45, a novel and differentiated exatecan-Antibody Drug Conjugate (ADC) targeting Nectin-4, were presented in an oral presentation at the American Association for Cancer Research (AACR) Annual Meeting 2024.
In preclinical studies, data demonstrated that IPH45 effectively inhibits Nectin-4 expressing tumor growth both in vitro and in vivo, including in Enfortumab Vedotin (EV) refractory models. Importantly, IPH45 shows stronger activity than EV, in multiple urothelial carcinoma PDX (patient-derived xenografted) mice models, across Nectin-4high and Nectin-4low expression levels. In addition, IPH45 has an additive anti-tumor effect to anti-PD1 treatment in vivo and has a favorable safety profile in relevant animal toxicology models.
“IPH45 is a novel and differentiated Nectin-4 ADC with preclinical efficacy in tumor types with various expression levels of Nectin-4. Its exatecan payload allow for higher bystander-effect and a broader therapeutic index than MMAE-ADCs," commented Prof. Eric Vivier, DVM, PhD, Chief Scientific Officer at Innate Pharma. "These promising results underscore the potential of IPH45 to provide new solutions for patients in a variety of Nectin-4 expressing cancers, beyond Nectin-4high expressing bladder. Based on these encouraging data, we are eagerly advancing IPH45 towards clinical trials."
The presentation is available on Innate Pharma’s website.

About IPH45

Nectin-4 is a cell membrane adhesion protein overexpressed in several solid tumors, including urothelial, breast, lung, ovarian, and pancreatic cancers, with limited expression in normal tissues. IPH45 is a novel exatecan-Antibody Drug Conjugate (ADC) targeting Nectin-4. In non-clinical models, IPH45 is well tolerated and shows anti-tumor efficacy in vitro and in vivo. IPH45 is progressing towards First in Human study.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code FR0010331421

Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts
For additional information, please contact:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu